SKADDEN, ARPS, SLATE, MEAGHER & FLOM
	世達國際律師事務所	AFFILIATE OFFICES
PARTNERS	42/F, EDINBURGH TOWER, THE LANDMARK
JOHN ADEBIYI ♦	15 QUEEN’S ROAD CENTRAL, HONG KONG	BOSTON
CHRISTOPHER W. BETTS		CHICAGO
EDWARD H.P. LAM ♦*	TEL: (852) 3740-4700	HOUSTON
G.S. PAUL MITCHARD QC ♦	FAX: (852) 3740-4727	LOS ANGELES
CLIVE W. ROUGH ♦	www.skadden.com	NEW YORK
JONATHAN B. STONE *		PALO ALTO
ALEC P. TRACY *		WASHINGTON, D.C.
WILMINGTON
♦ (ALSO ADMITTED IN ENGLAND & WALES)
* (ALSO ADMITTED IN NEW YORK)		BEIJING
BRUSSELS
REGISTERED FOREIGN LAWYERS		FRANKFURT
WILL H. CAI (CALIFORNIA)		LONDON
Z. JULIE GAO (CALIFORNIA)		MOSCOW
BRADLEY A. KLEIN (ILLINOIS)		MUNICH
RORY MCALPINE (ENGLAND & WALES)		PARIS
GREGORY G.H. MIAO (NEW YORK)	May 9, 2014	SÃO PAULO
ALAN G. SCHIFFMAN (NEW YORK)		SEOUL
SHANGHAI
SINGAPORE
SYDNEY
TOKYO
TORONTO

VIA EDGAR

Mara L. Ransom, Assistant Director

Daniel Porco, Staff Attorney

William Thompson, Accounting Branch Chief

Anthony Watson, Staff Accountant

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

RE:                          JD.com, Inc.
Registration Statement on Form F-1 (No. 333-193650)
Response to the Comment Letter Dated April 23, 2014

Dear Ms. Ransom, Mr. Porco, Mr. Thompson and Mr. Watson:

On behalf of our client, JD.com, Inc., a foreign private issuer organized under the laws of the Cayman Islands (the “Company”), we submit to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) this letter setting forth the Company’s responses to the comments contained in the Staff’s letter dated April 23, 2014. Concurrently with the submission of this letter, the Company is filing its amended registration statement on Form F-1, including the estimated offering size and price range (the “Amended Registration Statement”), and certain exhibits via EDGAR.

The Company respectfully advises the Staff that it will commence the marketing activities in connection with the offering immediately and plans to request the Staff’s declaration of the effectiveness of the Registration Statement on or about May 20, 2014.  The Company would greatly appreciate the Staff’s continuing assistance and support in meeting this timetable.

To facilitate your review, we have separately delivered to you today five courtesy copies of the Amended Registration Statement, marked to show changes to the draft registration statement publicly filed with the Commission on March 19, 2014, and two copies of the submitted exhibits.

The Staff’s comment is repeated below in bold and is followed by the Company’s response. We have included page references in the Amended Registration Statement where the language addressing a particular comment appears. Capitalized terms used but not otherwise defined herein have the meanings set forth in the Amended Registration Statement.

Unaudited Pro Forma Condensed Combined Financial Statements, page P-1

1. Basis of Pro Forma Presentation, page P-7

1.                    We reviewed your response to comment 17 in our letter dated April 9, 2014 and the revisions to your disclosure. Please tell us why you did not reflect the transaction costs related to the acquisition of the Combined Platform Business in the balance sheet as of December 31, 2013.

In response to the Staff’s comment, the Company has revised the disclosure on pages P-4, P-5 and P-13.

*           *         *

If you have any questions regarding the Amended Registration Statement, please contact the undersigned by phone at +852-3740-4863 or by e-mail at julie.gao@skadden.com. Questions pertaining to accounting and auditing matters may be directed to the audit engagement partner at PricewaterhouseCoopers Zhong Tian LLP, Geoffrey Wang, by telephone at +86 10 6533-2928, or by email at geoffrey.wang@cn.pwc.com. PricewaterhouseCoopers Zhong Tian LLP is the independent registered public accounting firm of the Company.

/s/ Z. Julie Gao

Very truly yours,

Z. Julie Gao

Enclosures

cc:	Richard Qiangdong Liu, Chairman and Chief Executive Officer, JD.com, Inc.
Sidney Xuande Huang, Chief Financial Officer, JD.com, Inc.
Geoffrey Wang, Partner, PricewaterhouseCoopers Zhong Tian LLP
James C. Lin, Esq., Partner, Davis Polk & Wardwell LLP